Eli Lilly and Company

Vote FOR: Item #9 – “Proposal to Disclose Lobbying Activities and Alignment with Public Policy Positions and Statements”

Annual Meeting: May 2, 2022

Contact: Laura Krausa • CommonSpirit Health • laura.krausa@commonspirit.org

Introduction

March 22, 2022

To Eli Lilly & Company Stockholders:

CommonSpirit Health, along with co-filers School Sisters of Notre Dame, Sisters of St. Francis-Dubuque, and Missionary Oblates of Mary Immaculate are urging stockholders to vote FOR Item #9 at the Eli Lilly and Company (Lilly) stockholder meeting on May 2, 2022.

The proposal calls for Lilly’s board to publish a report to shareholders disclosing whether the company’s lobbying activities align with its public policy positions and statements, particularly regarding Lilly’s goals of promoting access and affordability of medicines and fairness and transparency in the biopharmaceutical industry.

Resolved Clause

Resolved: Shareholders request that the Board of Directors commission and publish a third party review within the next year (at reasonable cost, omitting proprietary information) of whether Eli Lilly and Company’s (“Lilly’s”) lobbying activities (direct and through trade associations) align with Lilly’s public policy position and public statements, particularly supporting “making medicines more accessible and affordable to patients” and “fairness and transparency in the biopharma industry.” The report should discuss how Lilly addresses the risks presented by any misaligned lobbying and its plans, if any, to mitigate these risks.

Rationale for a YES Vote

Support for the proposal will:

●	Safeguard Lilly’s reputation by providing a clear and transparent mechanism for demonstrating alignment in the Company’s stated commitments and public policy positions with their political activities as they relate to access and affordability;
●	Provide an opportunity for Lilly to address risk mitigation that will ensure corporate stability and long-term shareholder value;
●	Bolster shareholder confidence on the Company’s governance structures;
●	And avoid financial and potentially legal risks that may result from consumer dissatisfaction/disagreement with the Company's adherence to its own stated commitments and positions.

Discussion

There is abundant information to demonstrate that Lilly directly lobbies against public policy that supports drug access and affordability. Open Secrets reported this past September that U.S. House Democrats voted against a significant provision in the reconciliation plan (which included UR HR 3) that would lower prescription drug prices, and that the key Democrat holdouts received "large campaign contributions from pharmaceutical industry PACs and CEOs."1 Leading the resistance to the legislation was Rep. Scott Peters (D-Calif.). Open Secrets reported:

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1 https://www.opensecrets.org/news/2021/09/pharmaceutical-industry-backs-democratic-holdouts-on-drug-pricing-plan/

"Peters has received consistent financial support from the pharmaceutical industry since he was first elected in 2012. Over his career, pharmaceutical PACs and employees have donated $860,465 to his campaigns, the second most of any industry, according to OpenSecrets data. So far in the 2022 election cycle, Peters tops all House members and candidates in contributions from the pharmaceutical industry at $88,550." Further, one day after Peters led the opposition to the cost-lowering provision, he received "multiple large contributions from the chief executive officers of pharmaceutical companies," including $5,000 from Lilly CEO David Ricks.2

The financial contributions, through Lilly's PACs and direct contributions from executive employees, make it impossible for Lilly to assert that the Company does not fund opposition to policies that would lower prescription costs.

In its opposition statement, Lilly says it does "oppose legislative policies that would hinder medical discovery for patients," which is the argument the Company uses as cover for activities that directly oppose lowering drug costs. Experts disagree2with this argument and believe that any revenue reductions that may come as a result of drug pricing reform would actually advance innovation. The Indiana Business Journal reported that those who disagree with the medical discovery argument say that revenue reduction would result in high value medicines moving forward while those with "fewer benefits would have a harder path," resulting in "better innovation by being smart in how we pay.”3

In the Company’s opposition statement, Lilly claims that its public disclosure (found on their Public Policy Engagement and Political Participation webpage: https://www.lilly.com/policies-reports/public-policy-political-participation) is sufficient to meet the requests of the shareholder proposal regarding its lobbying activities. However, there is a distinct difference between disclosure and demonstration of alignment. For example, the page links to company reports and to public sites where one can review political contributions and lobbying activities, but it is impossible to understand the context within which contributions were made or lobbying activities were conducted. In an example of a lobbying disclosure report (https://disclosurespreview.house.gov/ld/ldxmlrelease/2020/Q4/301234449.xml), it is clear that the company addressed “drug pricing, value and access,” but to the Company’s point - was this done in the interest of expanding patient access and affordability or was it done in the interest of preserving financial mechanisms that the company claims as a lifeline for innovation, research and development - or what they call “medical discovery” in their opposition statement.

With regard to alignment of public policy commitments and lobbying, Lilly provides several examples in its opposition statement of legislation it supports to improve the U.S. health care system. However, they point to possible regulation of other industries, such as insurance, and entirely fail to address the role of pharmaceutical manufacturers. While the U.S. health care system is certainly complex with many cogs in the machine, it is hard to imagine a more important player than companies such as Lilly that produce and price the products that this very health care system consumes.

Lilly does disclose its affiliation with trade associations, but it fails to address significant concerns with misalignment in a trade association position and Lilly’s stated position. In Minnesota, for example, the 2020 Alec Smith Insulin Affordability Act was passed in response to the increasing cost of insulin that has forced some people to ration their insulin supply. The legislation regulates insulin costs, providing solutions for both urgent and continuing needs. Manufacturers are responsible for the provision covering continuing need and are required to provide insulin to those who do not have insurance for one year. Patients have an option to renew annually, with 90-day supplies costing $50. Manufacturer noncompliance comes with a fine of up to $3.6 million in the first year and the potential for that fine to double in the second year.4

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2 https://www.washingtonpost.com/business/2021/11/05/pharmaceutical-industry-drug-price-lobbying/

3 https://www.ibj.com/articles/lilly-ceo-says-letting-medicare-negotiate-drug-prices-would-bring-research-cuts

4 https://www.pharmacytimes.com/view/minnesota-fights-back-against-rising-insulin-costs

The act was unfortunately immediately challenged in court by the Pharmaceutical Research and Manufacturers of America (PhRMA) - one of Lilly’s trade associations – naming the Minnesota Pharmacy Board and MNSure, the state’s health insurance marketplace, as defendants. The Pharmacy Times reported that “the day before the act went into effect, PhRMA filed a lawsuit claiming the act violated the US Constitution. ‘Minnesota is forcing insulin manufacturers to give their product to state residents for free, without any compensation from Minnesota in return,’ PhRMA said in the suit.”5 A US District Court Judge dismissed the lawsuit, saying PhRMA did not have standing to bring the case to federal court. PhRMA then appealed the decision to Eighth Circuit Court, and there is no timetable for a decision.

Lilly asserts in its opposition statement that preparing a separate report on misaligned lobbying practices would “place an undue administrative burden on the Company.” However, Lilly is required by law to report all of its direct and indirect lobbying, so that information is readily available. Additionally, the proposal calls for a third party review of the company’s practices which investors believe should not be onerous on the Company and which should provide for the opportunity to identify risks associated with misalignment, thereby preserving the reputation and financial stability of Lilly.

Proponents urge your support for the proposal. If you have any questions please contact Laura Krausa at laura.krausa@commonspirit.org.

 Vote “FOR” on Shareholder Proposal #9, “Proposal to Disclose Lobbying Activities and Alignment with Public Policy Positions and Statements”

at the annual general meeting on May 2, 2022.

THE FOREGOING INFORMATON MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, EMAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

The filer of this document is by Mercy Investment Services, Inc. 2039 N. Geyer Rd., St. Louis, MO 63131

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted